UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

April 28, 2011

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE • OSE 1st Sec.)

Company Name:	Mizuho Trust & Banking Co., Ltd.
Representative:	Takashi Nonaka
President & CEO
Head Office:	1-2-1 Yaesu
Chuo-ku, Tokyo
Code Number:	8404 (TSE • OSE 1st Sec.)

Mizuho Financial Group, Inc., to Turn Mizuho Trust & Banking Co., Ltd. into a Wholly-Owned Subsidiary of Mizuho Financial Group, Inc. by means of the Share Exchange

Mizuho Financial Group, Inc. (President & CEO: Takashi Tsukamoto) (“MHFG”) and Mizuho Trust & Banking Co., Ltd. (President & CEO: Takashi Nonaka) (“MHTB”) hereby announce that they have determined, at their respective meetings of the board of directors held today, to turn MHTB into a wholly-owned subsidiary of MHFG by means of a share exchange (the “Share Exchange”), and signed a share exchange agreement (the “Share Exchange Agreement”) pursuant to the Memorandum of Understanding (the “MOU”) for turning MHTB, Mizuho Securities Co., Ltd. (“MHSC”) and Mizuho Investors Securities Co., Ltd. (“MHIS”), which are listed subsidiaries of our group (“Mizuho”), into wholly-owned subsidiaries (respectively, the “Transaction”), announced in the “Memorandum of Understanding on Turning Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd. into Wholly-Owned Subsidiaries” dated March 15, 2011, as described below.

MHFG and MHTB are planning to conduct the Share Exchange effective as of September 1, 2011, on the assumption that, among other things, the Share Exchange will have been approved at the relevant general meeting of shareholders, etc., and filings will have been made to, and permission will have been obtained from, the relevant authorities in Japan and any foreign countries which are required for the Share Exchange.

Prior to the effective date of the Share Exchange, shares of common stock of MHTB are scheduled to be delisted as of August 29, 2011, from the Tokyo Stock Exchange and the Osaka Securities Exchange (the last trading date will be August 26, 2011).

The proposed share exchanges described in this press release are for the securities of a foreign company. The proposed share exchanges will be subject to disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

This press release contains forward-looking statements, including estimates and plans. Such forward-looking statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions and do not represent any guarantee of future performance.

We may not be successful in implementing our business strategies, and management may fail to achieve its estimates, for a wide range of possible reasons, including, without limitation, those included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in MHFG’s most recent Form 20-F filed with the U.S. Securities and Exchange Commission ( “ SEC ” ) which is available in the Financial Information section of MHFG’s web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

1.	Purpose of the Share Exchange

MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Mizuho has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The Transactions are intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transactions aim to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

In the securities business, Mizuho will consider the integration of MHSC and MHIS by merger or other method after the completion of the Transactions in order to enhance the retail business in Japan, rationalize and streamline management infrastructure, and provide securities functions in a unified manner through the group’s full-line securities company.

Thus, Mizuho will endeavor to fully consolidate its group capabilities, including the collaboration among banking, trust and securities functions. For individual customers, Mizuho will enhance its offer of comprehensive financial services, including through the promotion of joint branches and expansion of investment product line-up and consulting function. For corporate customers, we will offer optimal financial solutions by fully leveraging the expertise of each group company in response to client needs that are becoming more global, sophisticated and diversified.

Mizuho will strive to further increase its corporate value by enhancing its “group collective capabilities” through the Transactions, etc., and will meet the expectations of shareholders of MHFG, including shareholders of MHTB, MHSC and MHIS who would own the shares of common stock of MHFG at the completion of the Transactions.

In addition, MHFG is planning to conduct (i) a share exchange, in which shares of common stock of MHFG shall be allotted as consideration, in order to make Mizuho Corporate Bank, Ltd. a wholly-owning parent and to make MHSC a wholly-owned subsidiary, and (ii) a share exchange, in which shares of common stock of MHFG shall be allotted as consideration, in order to make Mizuho Bank, Ltd. a wholly-owning parent and to make MHIS a wholly-owned subsidiary as separately announced today in the “Mizuho Financial Group, Inc., through its Wholly-Owned Subsidiary Mizuho Corporate Bank, Ltd., to Turn Mizuho Securities Co., Ltd. into a Wholly-Owned Subsidiary of Mizuho Financial Group, Inc. by means of the Share Exchange” and the “Mizuho Financial Group, Inc., through its Wholly-Owned Subsidiary Mizuho Bank, Ltd., to Turn Mizuho Investors Securities Co., Ltd. into a Wholly-Owned Subsidiary of Mizuho Financial Group, Inc. by means of the Share Exchange,” in parallel with the Share Exchange.

2.	Outline of the Share Exchange

(1) Schedule for the Share Exchange

The meetings of the board of directors for approval of the MOU	March 15, 2011

Signing of the MOU	March 15, 2011

Public notice for setting the record date of the general meetings of each class of shareholders (MHTB)	March 16, 2011

The record date of the ordinary general meeting of shareholders and the general meetings of each class of shareholders (MHTB)	March 31, 2011

The meetings of the board of directors for approval of the Share Exchange Agreement	April 28, 2011

Signing of the Share Exchange Agreement	April 28, 2011

The ordinary general meeting of shareholders and the general meetings of each class of shareholders for approval of the Share Exchange Agreement (MHTB)	Late June 2011 (Scheduled)

Last trading date (MHTB)	August 26, 2011 (Scheduled)

Date of delisting (MHTB)	August 29, 2011 (Scheduled)

Effective date of the Share Exchange	September 1, 2011 (Scheduled)

(Note 1)	The Share Exchange falls under the case in which approval by the general meeting of shareholders of a prospective wholly-owning parent is not required (simplified share exchange) pursuant to Article 796, Paragraph 3 of the Company Law.

(Note 2)	MHFG and MHTB may change the above schedule through mutual consultation and agreement.

(2) Method of the Share Exchange

MHFG and MHTB are planning to conduct the Share Exchange, in which MHFG will become a wholly-owning parent and MHTB will become a wholly-owned subsidiary effective as of September 1, 2011 (scheduled), pursuant to Article 767 of the Company Law, on the assumption that, among other things, the Share Exchange will have been approved at the relevant general meeting of shareholders, etc., and filings will have been made to, and permission will have been obtained from, the relevant authorities in Japan and any foreign countries which are required for the Share Exchange.

The Share Exchange falls under the case in which approval by the general meeting of shareholders of MHFG as a prospective wholly-owning parent is not required (simplified share exchange) pursuant to Article 796, Paragraph 3 of the Company Law. On the other hand, for MHTB as a prospective wholly-owned subsidiary, approval of the Share Exchange by the ordinary general meeting of shareholders to be held in late June 2011, and the general meetings of each class of shareholders concerning shares of common stock and each class of shareholders concerning shares of preferred stock are required.

In determining the consideration for the Share Exchange, sufficient attention has been paid to the shareholders of MHTB, such as taking appropriate measures to ensure fairness and to avoid conflicts of interest, and taking measures to protect minority shareholders in dealings with a controlling shareholder as described in Section 3(5) and (6) and 8 below.

In addition, the Share Exchange is to be conducted on the assumption that an amendment to the Articles of Incorporation of MHFG regarding an increase of the total number of shares and the total number of class shares of common stock that MHFG is authorized to issue, which will be required upon the Share Exchange, will be approved at the ordinary general meeting of shareholders and the general meetings of each class of shareholders of MHFG that are scheduled to be held in June 2011.

(3) Details of allotment of shares upon the Share Exchange

Company Name	MHFG (wholly-owning parent company in the Share Exchange)	MHTB (wholly-owned subsidiary in the Share Exchange)

Details of allotment of shares upon the Share Exchange	1	0.54

Number of shares to be delivered through the Share Exchange	Shares of common stock: 823,462,056 shares (Scheduled)

(Note 1)	Share allotment ratio

0.54 shares of common stock of MHFG will be delivered for each share of common stock of MHTB; provided, however, no shares will be allotted for MHTB common stock held by MHFG (3,500,391,652 shares as of today) through the Share Exchange.

(Note 2)	Number of shares of common stock to be delivered through the Share Exchange

MHFG will allot shares of common stock of MHFG upon the Share Exchange to the shareholders of MHTB (excluding MHFG) at the time immediately preceding the time at which MHFG acquires all of the issued shares of MHTB (excluding shares of MHTB held by MHFG) through the Share Exchange (the “Base Time”), at a ratio of 0.54 shares of common stock of MHFG for each share of common stock of MHTB held by the shareholders of MHTB, as monies, etc., in exchange for the shares of common stock of MHTB held by such shareholders.

In addition, in accordance with a resolution of the meeting of the board of directors of MHTB to be held by not later than the day immediately preceding the effective date of the Share Exchange, MHTB plans to cancel, at the time immediately preceding the Base Time, all of the treasury stock that it will have acquired (895,443 shares as of March 31, 2011) (“treasury stock” includes its treasury stock to be acquired by purchase of shares due to the dissenting shareholders’ share purchase demands made in connection with the Share Exchange under the provisions of Article 785, Paragraph 1 of the Company Law) by the time immediately preceding the Base Time.

Further, MHTB has issued stock acquisition rights (4,564 rights as of March 31, 2011, for 4,564,000 shares of common stock of MHTB to be issued or transferred upon exercise of such stock acquisition rights).

Therefore, the number of shares of common stock of MHFG to be delivered through the Share Exchange may be subject to change in the future due to reasons such as the acquisition and cancellation of treasury stock by MHTB and the exercise by the holders of such stock acquisition rights issued by MHTB.

For the First Series Class I Preferred Stock and the Second Series Class III Preferred Stock of MHTB, no shares of MHFG common stock or other money, etc. will be allotted through the Share Exchange, since MHFG holds all of the issued shares thereof.

(Note 3)	Treatment of shares constituting less than one unit

Shareholders of MHTB who will hold shares of MHFG constituting less than one unit (less than 100 shares) subsequent to the Share Exchange may not sell such shares constituting less than one unit in any market on the stock exchange; however, such shareholders may use the following systems concerning shares of MHFG on and after the effective date of the Share Exchange.

(i)	System of request for additional purchase of shares constituting less than one unit (additional purchase to reach a total of one unit)

In accordance with the provisions of Article 194 of the Company Law, etc., this is a system whereby shareholders of MHFG holding shares of MHFG constituting less than one unit may purchase from MHFG such a number of shares that would, together with the number of shares constituting less than one unit owned by such shareholder, constitute one unit of shares (100 shares).

(ii)	System of request for purchase of shares constituting less than one unit by the issuer (sale of shares constituting less than one unit)

In accordance with the provisions of Article 192 of the Company Law, etc., this is a system whereby shareholders of MHFG holding shares of MHFG constituting less than one unit may request that MHFG purchase the shares constituting less than one unit owned by such shareholder.

(Note 4)	Treatment of fractions that are less than one share

When the number of shares of common stock of MHFG to be allotted to each shareholder of MHTB (excluding MHFG) upon the Share Exchange includes fractions that are less than one share, MHFG will pay cash to each such shareholder in an amount corresponding to such fractions that are less than one share, with any fraction less than one yen being rounded up to the nearest yen, pursuant to Article 234 of the Company Law.

(4) Treatment of stock acquisition rights and bonds with stock acquisition rights upon the Share Exchange

All of the stock acquisition rights issued by MHTB (the “Stock Acquisition Rights”) will be acquired without consideration and canceled by MHTB by not later than the day immediately preceding the effective date of the Share Exchange if the Share Exchange Agreement is approved at the ordinary general meeting of shareholders and the general meetings of class shareholders of MHTB to be held in late June 2011.

MHTB has not issued bonds with stock acquisition rights.

3.	Basis for Calculation, etc. of Allotment of Shares upon the Share Exchange

(1) Basis for calculation

In order to ensure the fairness and appropriateness of the calculation of the share exchange ratio for the Share Exchange, MHFG appointed Merrill Lynch Japan Securities Co., Ltd. (“BofA Merrill Lynch”), and MHTB appointed J.P. Morgan Securities Japan Co., Ltd. (“J.P. Morgan”), as their respective third party valuation institutions.

BofA Merrill Lynch conducted a per share valuation of each of MHFG’s and MHTB’s shares using a market price analysis, which considered the trends of each company’s market share prices, as well as a dividend discount model analysis (“the DDM Analysis”), which took into account the contents of business, financial results, forecasts and other aspects of each company, and evaluated the share exchange ratio based on the results of such analyses. The board of directors of MHFG received a valuation report of the share exchange ratio from BofA Merrill Lynch on April 28, 2011. (Furthermore, the board of directors of MHFG received a written opinion from BofA Merrill Lynch on April 28, 2011 to the effect that, based on certain assumptions, the share exchange ratio to be used in the Share Exchange is fair, from a financial point of view, to MHFG. Moreover, the board of directors of MHFG has received supplementary explanations from BofA Merrill Lynch concerning the assumptions and disclaimers related to its analyses and opinion. Please see Note 1 at the end of this press release for details.)

The market price analysis was based (1) on the closing price of each company on April 22, 2011 (the “First Record Date”) and the average closing prices of each company for the one-month, three-month and six-month periods up to and including the First Record Date and (2) on the closing prices of each company on February 25, 2011 (the “Second Record Date”), the business day immediately prior to the day on which it was speculated in press reports that publicly listed subsidiaries of MHFG, including MHTB, would be turned into wholly owned subsidiaries, and the average closing prices for the one-month, three-month and six-month periods up to and including the Second Record Date. A table that sets forth the primary methodologies that BofA Merrill Lynch used in its per share valuations of MHFG and MHTB, along with the ranges of share exchange ratios obtained as a result of such valuations, is set forth below. (The following ranges of share exchange ratios represent ranges of the number of shares of common stock of MHFG to be allotted for each share of common stock of MHTB. Please note that MHFG did not contemplate any significant increase or decrease in earnings included in the earnings plans of each of MHFG and MHTB, which were delivered by MHFG to BofA Merrill Lynch for use as assumption in the DDM analysis.)

	Methodology	Range of Share Exchange Ratios
1-1	Market Price Analysis (First Record Date)	0.52 ~ 0.54
1-2	Market Price Analysis (Second Record Date)	0.50 ~ 0.55
2	DDM Analysis	0.20 ~ 0.68

BofA Merrill Lynch, in delivering its written opinion and conducting its per share valuation analyses, which were the basis for the written opinion, has assumed and relied on the accuracy and completeness of all information supplied to it by MHFG and MHTB, or publicly available, and has not independently verified such information. Moreover, with respect to information regarding MHFG’s and MHTB’s business, operations, financial condition, and prospects at MHFG’s direction, BofA Merrill Lynch has assumed that such information was prepared on a reasonable basis and reflected the best currently available estimates and good faith judgment of MHFG’s and MHTB’s management. BofA Merrill Lynch’s written opinion and valuation analyses are based on the financial, economic, monetary, market and other conditions, as well as the information available to BofA Merrill Lynch, as of the date of such opinion and valuation report. The credit, financial and stock markets have been experiencing unusual volatility, and BofA Merrill Lynch expresses no opinion or view as to any potential effects of such volatility on MHFG or MHTB or the Share Exchange. BofA Merrill Lynch assumed no responsibility to update, revise or reconfirm either its written opinion or valuation analyses based on any circumstance, changes or for any other cause arising after the date thereof.

BofA Merrill Lynch is acting as financial advisor to MHFG and will receive a fee for its services, all of which is contingent upon consummation of the Share Exchange.

J.P. Morgan performed an average share price analysis on the common stock of MHFG and MHTB, as shares of MHFG and MHTB are listed on stock exchanges and market share prices of these shares exist, as well as the DDM Analysis based on the financial projections prepared and furnished to J.P. Morgan by the management of MHFG and MHTB in order to take into account the state of future business operations in the calculation. The calculated ranges of the share exchange ratio for the Share Exchange based on each method are as indicated below. The calculated ranges of the share exchange ratio below show the range of the number of shares of common stock of MHFG to be allotted for each share of common stock of MHTB.

In performing the average share price analysis, J.P. Morgan used (1) April 22, 2011 as the base date I (“Base Date I”), and reviewed the closing price of ordinary transactions of shares of common stock of MHFG and MHTB on the Tokyo Stock Exchange (“TSE”) on the Base Date I and the average closing prices of MHFG and MHTB on TSE for one-month, three-month and six-month periods up to and including the Base Date I, and (2) February 25, 2011, the business day immediately prior to the day on which a speculation of the subsidiarization was reported, as the base date II (“Base Date II”), and reviewed the closing price of ordinary transactions of shares of common stock of MHFG and MHTB on TSE on the Base Date II and the average closing prices of MHFG and MHTB on TSE for one-month, three-month and six-month periods up to and including the Base Date II. The DDM Analysis was based on the financial projections of future earnings that MHFG and MHTB had presented to J.P. Morgan, and such financial projections showed no substantial future increase or decrease in the earnings of MHFG or MHTB.

	Methodology	Calculated Range of Share Exchange Ratios
1-1	Average Share Price Analysis (Base Date I)	0.52 ~ 0.54
1-2	Average Share Price Analysis (Base Date II)	0.50 ~ 0.55
2	DDM Analysis	0.44 ~ 0.56

J.P. Morgan delivered to the board of directors of MHTB a written opinion, as of April 27, 2011, and based upon and subject to certain conditions, including the below assumptions, to the effect that the share exchange ratio to be used in the Share Exchange is fair, as of such date, from a financial point of view, for the shareholders of common stock of MHTB (excluding MHFG and any other “controlling shareholder and other persons specified by the Enforcement Rules” as defined in Article 441-2 of the Securities Listing Regulations of the TSE and Article 436-3 of its Enforcement Rules (collectively, “MHFG, Etc.”)).

The written opinion was delivered to the board of directors of MHTB in connection with and for the purposes of its evaluation of the Share Exchange. The written opinion does not constitute any recommendation to the shareholders of MHTB as to how such shareholders should vote with respect to the Share Exchange or any other matter.

In providing its opinion and conducting calculation of the share exchange ratio for the Share Exchange, which was the basis for the opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished by MHFG and MHTB to or discussed with J.P. Morgan or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor assume responsibility or liability for such independent verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, and J.P. Morgan did not evaluate the solvency of MHFG or MHTB under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and projections provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best available estimates and judgments as of the date of its opinion by MHFG’s and MHTB’s management as to their expected future results of operations and financial condition to which such analyses or projections relate. J.P. Morgan expressed no view as to such analyses or projections or the assumptions on which they were based.

The opinion and the calculation provided by J.P. Morgan were necessarily based on economic, market and other conditions as in effect on, and the information available to J.P. Morgan as of April 27, 2011. It should be understood that events subsequent to the calculation and the opinion may affect such calculation results and opinion and that J.P. Morgan does not have any obligation to revise, change or reaffirm such calculation results and opinion. The written opinion is limited to the fairness, from a financial point of view, for the shareholders of common stock of MHTB (excluding MHFG, Etc.) of the share exchange ratio for the Share Exchange and J.P. Morgan expressed no opinion as to the fairness of the Share Exchange or the share exchange ratio for it to the holders of any other class of securities, creditors or other constituencies of MHFG or MHTB or as to the underlying decision by MHTB to conduct the Share Exchange. J.P. Morgan expressed no opinion as to the price at which shares of common stock of MHFG or MHTB will trade at any future time.

Supplementary explanation was provided by J.P. Morgan regarding assumptions and disclaimers for its calculation and opinion. Please see (Note 2) at the end of this press release for more detail.

(2) Background of calculation

MHFG and MHTB engaged in negotiations and discussions with reference to the calculation results of the share exchange ratio provided by each of the above third-party valuation institutions and with consideration for MHFG’s and MHTB’s financial conditions, performance trends and stock price movements, etc. As a result, MHFG determined that the share exchange ratio set forth in Section 2(3) above was beneficial to the shareholders of MHFG, and MHTB determined that the share exchange ratio set forth in Section 2(3) above was beneficial to the shareholders of MHTB, and MHFG and MHTB resolved the share exchange ratio for the Share Exchange at the meetings of their respective board of directors held today.

If, however, any material changes occur to the basic terms and conditions for the calculation of the share exchange ratio, the share exchange ratio for the Share Exchange may be changed through mutual consultation and agreement between MHFG and MHTB.

(3) Relationships with valuation institutions

BofA Merrill Lynch, acting as a third-party valuation institution for MHFG, and J.P. Morgan, acting as a third-party valuation institution for MHTB, are both independent from MHFG and MHTB, are not related parties to MHFG or MHTB and do not have any material interest which should be described regarding the Share Exchange.

(4) Prospects for delisting and alternative measures

(a) Prospects for delisting and reasons therefor

Through the Share Exchange, MHTB will become a wholly-owned subsidiary of MHFG, as of September 1, 2011, the effective date of the Share Exchange.

Shares of common stock of MHTB are listed on the first section of the Tokyo Stock Exchange and the first section of the Osaka Securities Exchange. As a result of the Share Exchange, shares of common stock of MHTB are expected to be delisted through prescribed procedures in accordance with the securities listing regulations, etc., of each of the above-mentioned stock exchanges. After the delistings, shares of MHTB common stock will be unable to be traded on the Tokyo Stock Exchange or the Osaka Securities Exchange.

(b) Alternative measures

Even after shares of common stock of MHTB are delisted, shares of common stock of MHFG that are to be allotted to the shareholders of MHTB through the Share Exchange are listed on the first section of the Tokyo Stock Exchange and the first section of the Osaka Securities Exchange, and such shares are tradable on both stock exchanges after the Share Exchange. Therefore, Mizuho considers that it will be able to continue to provide liquidity of shares to the shareholders of MHTB who are to hold one hundred shares (which is the number of shares constituting one unit of shares of MHFG) or more of common stock of MHFG through the Share Exchange.

The shareholders of MHTB who are to hold less than one hundred shares of common stock of MHFG through the Share Exchange may not sell such shares constituting less than one unit on either of the above-mentioned stock exchanges; however, if such shareholders wish, such shareholders may use the system of request for additional purchase of shares constituting less than one unit to MHFG or the system of request for purchase of shares constituting less than one unit by MHFG. For the details of such treatment, see Section 2(3) (Note 3) above. When, the number of shares of common stock of MHFG to be allotted to each shareholder of MHTB upon the Share Exchange includes fractions that are less than one share, MHFG plans to distribute to the relevant shareholders cash in the amount in proportion to such fraction. For the details of such treatment, see Section 2(3) (Note 4) above.

(5) Measures to ensure fairness

The Share Exchange will be conducted between MHTB and MHFG (which is the parent company and the controlling shareholder of MHTB), and therefore, at the implementation of the Share Exchange, MHFG requested BofA Merrill Lynch, acting as an independent third-party valuation institution, to conduct a valuation analysis of the share exchange ratio to ensure the fairness and appropriateness of the ratio to be used for the Share Exchange as stated in Section 3(1) through (3) above, negotiated and discussed with MHTB in reference to such valuation results and resolved to conduct the Share Exchange at the share exchange ratio indicated in Section 2(3) above at the meetings of the board of directors held today. MHFG received the written opinion (fairness opinion) dated April 28, 2011 from BofA Merrill Lynch, stating that the share exchange ratio for the Share Exchange is fair for MHFG from a financial point of view under the assumptions and conditions as stated in Section 3(1) above, as well as under certain other conditions.

On the other hand, at the implementation of the Share Exchange, MHTB requested J.P. Morgan, acting as an independent third-party valuation institution, to calculate the share exchange ratio to ensure the fairness and appropriateness of the ratio to be used for the Share Exchange as stated in Section 3(1) through (3) above, negotiated and discussed with MHFG in reference to such calculation results and resolved to conduct the Share Exchange at the share exchange ratio indicated in Section 2(3) above at the meeting of the board of directors held today. MHTB received the written opinion (fairness opinion) dated April 27, 2011, from J.P. Morgan stating that the share exchange ratio for the Share Exchange is fair for the shareholders of MHTB (excluding MHFG, Etc.) from a financial point of view.

MHFG appointed Nagashima Ohno & Tsunematsu, and MHTB appointed Nakamura, Tsunoda & Matsumoto as their legal advisors, respectively, and received legal advice on, among other things, the appropriate procedures, etc. as well as the method and processes in making decisions for the Share Exchange.

(6) Measures to avoid conflicts of interest

The Share Exchange will be conducted between MHTB and MHFG (which is the parent company and the controlling shareholder of MHTB), and therefore, MHFG and MHTB determined that, at the implementation of the Share Exchange, it was necessary to avoid a conflict of interest between MHFG and MHTB.

Mr. Mitsuaki Tsuchiya, one of the directors of MHTB, did not participate in the discussions and resolutions at the meeting of the board of directors of MHTB concerning (i) the signing of the MOU and (ii) the determination of the record date for general meetings of each class of shareholders to be held in conjunction with the Share Exchange, in order to avoid a conflict of interest, because, at the time of the signing of the MOU, it was scheduled that he would concurrently serve as the Deputy President-Executive Officer of MHFG as of April 1, 2011. Mr. Mitsuaki Tsuchiya did not participate in the discussions and resolutions at the meeting of the board of directors of MHTB concerning the signing of the Share Exchange Agreement, in order to avoid a conflict of interest, because he concurrently serves as the Deputy President-Executive Officer of MHFG at the time of the signing of the Share Exchange Agreement.

The signing of the Share Exchange Agreement was resolved at the meeting of the board of directors of MHFG held today with the approval of all of the directors who were present thereat. Further, the signing of the Share Exchange Agreement was resolved at the meeting of the board of directors of MHTB held today with the approval of all of the directors, including two outsider directors who are independent directors, who were present thereat, among whom Mr. Mitsuaki Tsuchiya was not counted. In addition, at such meeting of the board of directors of MHTB, all of the corporate auditors, including two outside corporate auditors who are independent auditors, who were present thereat stated that they had no objection to the signing of the Share Exchange Agreement.

MHFG received legal advice from Nagashima Ohno & Tsunematsu, its legal advisor, and MHTB received legal advice from Nakamura, Tsunoda & Matsumoto, its legal advisor, with respect to the method for the resolution at the meetings of the board of directors of MHFG and MHTB, and additionally, with regard to the measures to be taken to avoid any conflicts of interest.

4.	Outline of the Parties Involved in the Share Exchange

	Wholly-owning Parent Company in Share Exchange		Wholly-owned Subsidiary in Share Exchange
(1) Name	Mizuho Financial Group, Inc.		Mizuho Trust & Banking Co., Ltd.

(2) Location	5-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo		2-1 Yaesu 1-chome, Chuo-ku, Tokyo

(3) Name and Title of Representative	President & CEO: Takashi Tsukamoto		President & CEO: Takashi Nonaka

(4) Purpose of Business	Bank holding business		Trust and banking business

(5) Capital	¥2,181,375 million		¥247,303 million

(6) Date of Establishment	January 8, 2003		May 9, 1925

(7) Number of Issued Shares	21,782,185,320 shares (common stock) 914,752,000 shares (the Eleventh Series Class XI Preferred Stock) 36,690,000 shares (the Thirteenth Series Class XIII Preferred Stock)		5,026,216,829 shares (common stock) 155,717,123 shares (the First Series Class I Preferred Stock) 800,000,000 shares (the Second Series Class III Preferred Stock)

(8) Fiscal Year End	March		March

(9) Number of Employees (As of September 30, 2010)	58,244 (consolidated) 306 (unconsolidated)		4,848 (consolidated) 3,388 (unconsolidated)

(10) Major Shareholder and Ratio of Shareholding (As of September 30, 2010)	Japan Trustee Services Bank, Ltd. (Trustee account)	5.38%	MHFG	74.49%
	The Master Trust Bank of Japan, Ltd. (Trustee account)	3.78%	Meiji Yasuda Life Insurance Company	0.83%
	SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS (Standing proxy agent: The Hong Kong and Shanghai Banking Corporation Limited)	1.47%	Japan Trustee Services Bank, Ltd. (Trustee account)	0.61%
	Japan Trustee Services Bank, Ltd. (Trustee account 9)	1.31%	The Master Trust Bank of Japan, Ltd. (Trustee account)	0.46%
	Japan Trustee Services Bank, Ltd. (Trustee account 4)	1.18%	JP Morgan Securities Japan Co., Ltd.	0.23%
	(Note) total shares of common stock and each class of preferred stock are described.		(Note) total shares of common stock and each class of preferred stock are described.

(11) Relationship between the Parties	Capital Relationship		MHFG holds 74.49% of the total number of issued shares of MHTB.
	Personnel Relationship		Not applicable.
	Transaction Relationship		MHFG engages in the corporate management of MHTB. MHFG delegates deposit transactions, and administration services, etc., to MHTB.
	Status as a Related Party		MHFG is the parent company of MHTB, and therefore, MHFG is a related party of MHTB.

(12) Results of Operations and Financial Conditions for Previous Three Fiscal Years (consolidated)

MHFG							MHTB
Fiscal Year Ended	March 2008		March 2009		March 2010		Fiscal Year Ended	March 2008		March 2009		March 2010
Net Assets (¥ million)	5,694,159		4,186,606		5,837,053		Net Assets (¥ million)	464,293		253,531		313,273
Total Assets (¥ million)	154,412,105		152,723,070		156,253,572		Total Assets (¥ million)	6,332,381		6,419,399		5,916,203
Net Assets per Share (¥)	254,722.01		104.38		191.53		Net Asset per Share (¥)	44.21		10.81		22.63
Ordinary Income (¥ million)	4,523,510		3,514,428		2,817,625		Ordinary Income (¥ million)	277,479		229,578		213,386
Operating Profits (¥ million)	—		—		—		Operating Profits (¥ million)	—		—		—
Ordinary Profits (¥ million)	397,120		(395,131)		327,127		Ordinary Profits (¥ million)	82,625		(11,952)		20,996
Net Income (¥ million)	311,224		(588,814)		239,404		Net Income (¥ million)	88,451		(30,016)		14,881
Net Income per Share of Common Stock (¥)	25,370.25		(54.14)		16.29		Net Income per Share of Common Stock (¥)	17.06		(5.97)		2.96
Dividend per Share (¥)	common stock	10,000	common stock	10	common stock	8	Dividend per Share (¥)	common stock	1.00	common stock	—	common stock	—
	the Eleventh Series Class XI Preferred Stock	20,000	the Eleventh Series Class XI Preferred Stock	20	the Eleventh Series Class XI Preferred Stock	20		the First Series Class I Preferred Stock	6.50	the First Series Class I Preferred Stock	—	the First Series Class I Preferred Stock	—
	the Thirteenth Series Class XIII Preferred Stock	30,000	the Thirteenth Series Class XIII Preferred Stock	30	the Thirteenth Series Class XIII Preferred Stock	30		the Second Series Class III Preferred Stock	1.50	the Second Series Class III Preferred Stock	—	the Second Series Class III Preferred Stock	—

(Note 1)	As of March 31, 2011, unless otherwise specified.
(Note 2)	The amounts generally indicated as net sales are herein stated as Ordinary Income. No amounts are indicated as Operating Profits since the statement of income has no record thereof.

5.	Status after the Share Exchange

Wholly-owning Parent Company in Share Exchange
(1) Name	Mizuho Financial Group, Inc.

(2) Location	5-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo

(3) Name and Title of Representative	President & CEO: Takashi Tsukamoto

(4) Purpose of Business	Bank holding company

(5) Capital	Not determined at present

(6) Fiscal Year End	March

(7) Net Assets	Not determined at present

(8) Total Assets	Not determined at present

6.	Outline of Accounting Treatment

The Share Exchange is expected to qualify as a transaction with minority shareholders, which falls under the category of a transaction under common control, etc. Amount of goodwill (or a negative goodwill) resulting from the Share Exchange has not yet been determined.

7.	Outlook

The Share Exchange will not change the earnings estimates for the fiscal year ended March 31, 2011 announced by MHFG and MHTB. The impacts of the Share Exchange on the earnings of MHFG and MHTB for the fiscal year ending March 2012 have not yet been determined.

8.	Matters Regarding Transaction, Etc., with Controlling Shareholders

The Share Exchange constitutes a transaction, etc., with the controlling shareholder for MHTB.

Please see below for a description of the compliance with the “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction, Etc. with Controlling Shareholder” stipulated in the Corporate Governance Report published by MHTB on June 24, 2010 in connection with the Share Exchange.

MHTB recognizes that it is not prevented from free business activity vis-à-vis MHFG, the parent company of MHTB, and their group companies, and that its independence has been secured. MHTB has been making its decision appropriately for the transactions with MHFG and their group companies based on the same standards as those used in transactions with other companies and has secured its business independence.

Furthermore, MHTB has made the decision to enter into the Share Exchange upon making arrangements to ensure fairness and to avoid conflicts of interest, by (i) requesting J.P. Morgan, as an independent third-party valuation institution, to calculate the share exchange ratio to be used for the Share Exchange, (ii) negotiating and discussing with MHFG in reference to such calculation results, and (iii) receiving the written opinion (fairness opinion) from J.P. Morgan stating that the share exchange ratio for the Share Exchange is fair for the shareholders of MHTB (excluding MHFG, Etc.) from a financial point of view, as an opinion in connection with a decision to implement the Share Exchange as not being detrimental to the minority shareholders as set forth in Section 3(1) through (3), (5) and (6) above. These arrangements are considered to be in compliance with the “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction, Etc. with Controlling Shareholder” of MHTB stated above.

The “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction, Etc. with Controlling Shareholder” indicated in the Corporate Governance Report published by MHTB on June 24, 2010 is as follows:

“The Company established systems, including an internal check-and-balance system, to examine the terms and conditions, etc. of transactions with each of the Mizuho Group companies, etc., recognizing that entering into transactions with any of the Mizuho Group companies, etc., including Mizuho Financial Group, Inc., the parent company, under terms and conditions that are disadvantageous to the Company will be detrimental to interests of the Company, and therefore, the interests of the minority shareholders, and will result in a violation of the Banking Law.

Specifically, a system was established to check transactions with each of the Mizuho Group companies, etc. by inspection by the relevant department in charge as well as monitoring by the department in charge of compliance in order for these transactions not to be implemented under terms and conditions detrimental to the interests of the Company in comparison with other ordinary transactions.

In addition, in entering into the transactions that are of more importance, the Company has carefully inspected the appropriateness of the terms and conditions, etc. thereof, concurrently with the examination from the legal perspective by the department in charge of controlling legal risks, and seeking review and advice thereof from outside professionals, including legal counsel whenever necessary.”

Contact Information

Mizuho Financial Group, Inc.	Corporate Communications Public Relations Office	Tel. 03-5224-2026

Mizuho Trust & Banking Co., Ltd.	Corporate Planning Department, Corporate Communications Team	Tel. 03-3274-9015

(Note 1)

Both the valuation analyses and written opinion delivered by BofA Merrill Lynch were prepared solely for the use of the boards of directors of MHFG in connection with their evaluation of the share exchange ratio for the Share Exchange, and may not be used or relied upon for any other purpose.

BofA Merrill Lynch has made qualitative judgments as to the significance and relevance of each analysis and each factor considered in the course of preparing the valuation report and the opinion. Accordingly, its analysis must be considered as a whole and that selecting portions of its analysis and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analysis and opinion. In its analysis, BofA Merrill Lynch made numerous assumptions with respect to MHFG, MHTB and their affiliates, industry performance and regulatory environment, general business, economic, market and financial conditions, etc., many of which are beyond the control of MHFG and MHTB and involve the application of complex methodologies and educated judgment. No company used in any analysis as a comparison is identical to MHFG or MHTB. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, in delivering its written opinion and conducting the analyses, BofA Merrill Lynch took into account, based on certain assumptions, the dilution to be caused from the conversion of MHFG’s Eleventh Series Class XI Preferred Stock and MHTB’s First Series Class I Preferred Stock and Second Series Class III Preferred Stock into common stock.

BofA Merrill Lynch has not made or provided with any evaluation or appraisal of the assets or liabilities (including contingent liabilities and reserves for possible losses) of MHFG, MHTB or their affiliates, nor has it been obliged to make any physical inspection of the properties or assets of MHFG, MHTB or their affiliates. BofA Merrill Lynch has not evaluated the solvency or fair value of MHFG or MHTB under any laws relating to bankruptcy, insolvency or similar matters. In addition, in its opinion relating to the Share Exchange, BofA Merrill Lynch is not expressing any opinion with respect to any other transactions that are incidental or related to the Share Exchange (including the transactions set forth in Section 1 above of this press release) and, with the consent of MHFG, did not take into account the impact of any such transactions in conducting its analyses set forth above. BofA Merrill Lynch has also assumed that certain accounting and tax-related procedures which MHFG has understood will be followed in connection with the Share Exchange, that the Share Exchange will be consummated in accordance with its terms, without modification of any material term, and that there would be no adverse effect on the Share Exchange resulting from any divestiture requirements or amendments or modifications imposed by any governmental authority.

MHFG has agreed to indemnify BofA Merrill Lynch for certain liabilities arising out of the engagement. BofA Merrill Lynch’s ultimate parent company, Bank of America Corporation, and its affiliates comprise a full service securities firm and commercial bank and, in addition to providing financial advisory services related to this Share Exchange, may provide investment banking, corporate banking and other financial services to MHFG and MHTB, and receive fees for the rendering of such services. Further, in the ordinary course of business, BofA Merrill Lynch or its affiliates may actively trade the common stock or other financial instruments of MHFG or MHTB for its own account or for the account of its customers, and accordingly, may at any time hold a long or short position in such financial instruments.

BofA Merrill Lynch does not express any opinion regarding the merits of the underlying decision by MHFG to engage in the Share Exchange, and does not express any opinion regarding the fairness to, or any consideration of, any party other than MHFG. BofA Merrill Lynch also does not express any opinion as to the prices at which shares of MHFG or MHTB will trade following the announcement or consummation of the Share Exchange, or as to the appropriateness of the trade of any such shares, and does not express any opinion or make any recommendation regarding how shareholders should vote or take any other action related to the Share Exchange or any matter related thereto.

(Note 2)

J.P. Morgan assumed that the Share Exchange contemplated by the Share Exchange Agreement would qualify as a tax-free reorganization under the Corporation Tax Law of Japan, and would be consummated as described in the Share Exchange Agreement, and that the definitive Share Exchange Agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan is not a legal, regulatory, tax or accounting expert and relied on the assessments made by advisors to MHTB with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Share Exchange would be obtained without any adverse effect on MHFG MHTB or on the contemplated benefits of the Share Exchange.

The financial projections of MHFG and MHTB furnished to J.P. Morgan by MHFG and MHTB were prepared by the management of MHFG and MHTB. Neither MHFG nor MHTB publicly discloses internal financial projections provided to J.P. Morgan in connection with J.P. Morgan’s calculation of the Share Exchange, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economy competitive conditions and prevailing interest rates. Accordingly, actual results of operations could vary significantly from those set forth in such projections.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily appropriate to describe portions or a summary of it. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and analyses, without considering all of its analyses as a whole, could result in an incomplete understanding of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not emphasize any particular analyses or factors considered by it and did not state an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. None of the selected companies reviewed as a comparison in the above analysis is identical to MHFG or MHTB or any of their respective operating units or subsidiaries. However, the selected companies were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of MHFG MHTB respectively. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to MHFG and MHTB.

J.P. Morgan acted as financial advisor to MHTB for the Share Exchange and will receive a fee from MHTB for its services, a substantial portion of which will become payable only if the Share Exchange is consummated. In addition, MHTB agreed to indemnify J.P. Morgan against certain liabilities arising out of its engagement in the services. During the two years preceding the date of the written opinion, J.P. Morgan and its affiliates have provided financial advisory services, commercial banking services or investment banking services to MHFG or MHTB for which J.P. Morgan and such affiliates have received customary compensation. In the ordinary course of business of J.P. Morgan and its affiliates, they may actively trade the debt and equity securities of MHFG or MHTB for its own account or for the accounts of customers, and accordingly, J.P. Morgan and such affiliates may at any time hold long or short positions in such securities.

[END OF DOCUMENT]

(For Reference) The Consolidated Earnings Estimate for the Fiscal Year ended March 31, 2011 and the Consolidated Financial Results for the Fiscal Year ended March 31, 2010

MHFG (consolidated earnings estimate announced as of November 12, 2010)

	Net Income	Net Income per Share of Common Stock
Consolidated Earnings Estimate for the Fiscal Year ended March 31, 2011	¥500,000 million	¥24.84

(Note)	MHFG does not forecast earnings in respect of consolidated ordinary income and consolidated ordinary profits; and does not forecast earnings in respect of operating profits, since its statement of income has no such item.

	Ordinary Income	Operating Profits	Ordinary Profits	Net Income
Consolidated Financial Results for the Fiscal Year ended March 31, 2010	¥2,817,625 million	—	¥327,127 million	¥239,404 million

(Note)	The amounts generally indicated as net sales are herein stated as Ordinary Income. No amounts are indicated as Operating Profits since MHFG’s statement of income has no such item.

MHTB (consolidated earnings estimate announced as of November 12, 2010)

	Net Income	Net Income per Share of Common Stock
Consolidated Earnings Estimate for the Fiscal Year ended March 31, 2011	¥26,000 million	¥4.73

(Note)	MHTB does not forecast earnings in respect of consolidated ordinary income and consolidated ordinary profits; and does not forecast earnings in respect of operating profits, since its statement of income has no such item.

	Ordinary Income	Operating Profits	Ordinary Profits	Net Income
Consolidated Financial Results for the Fiscal Year ended March 31, 2010	¥213,386 million	—	¥20,996 million	¥14,881 million

(Note)	The amounts generally indicated as net sales are herein stated as Ordinary Income. No amounts are indicated as Operating Profits since MHTB’s statement of income has no such item.